

Mail Stop 7010

April 17, 2007

Mr. Robert F. Schneider
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001

> **RE:** **Kimball International, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2006**
> **Filed August 23, 2006**
> **File # 0-3279**

Dear Mr. Schneider:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief